CAN-CAL RESOURCES LTD.
                             2500 Vista Mar Drive
                            LAS VEGAS, NEVADA 89128
                                (702) 243-1849
                              FAX (702) 243-1869

                                                                August 22, 2007

Karl Hiller, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

  Re:   Can Cal Resources Ltd.
        Amendments to Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed April 9, 2007
        File No. 000-26669

Dear Mr. Hiller,

      We are in receipt of your comment letter dated August 3, 2007. Our intention is to amend our historic filings for the year ended December 31, 2006 and the three months ended March 31, 2007 upon confirmation of your acceptance of our responses presented herein. Below are your comments, and our responses to them.


Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. Please amend your filing to correct the fiscal year indicated on the cover of your annual report to be December 31, 2006, instead of December 31, 2005.

      ANSWER: WE ACKNOWLEDGE THE COMMISSIONS COMMENT AND WILL INCORPORATE THE CORRECTED DATE IN OUR AMENDED FILING.

      Market for Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

2.    The  information  in  the  table  disclosing  your  high   and  low bid
      quotations for fiscal year 2006 appears to be inaccurately labeled. Please revise the labeling or the bid quotations, accordingly.

      ANSWER: UPON REVIEW OF THE TABLE INITIALLY FILED, WE ACKNOWLEDGE THE TRANSPOSITION ERROR AND WILL CORRECT THE PREVIOUSLY TRANSPOSED BID QUOTATION PRICES FOR FISCAL YEAR 2006 TO CORRESPOND TO THE APPROPRIATE "HIGH" AND "LOW" COLUMN HEADINGS.


Financial Statements

Statements of Operations

3.    Please  expand  your  disclosures  to  describe   the   nature  of  the
      "confessional judgment" that was incurred in fiscal year 2005, in the amount of $26,500.

      ANSWER: THE DISCLOSURE WITHIN THE OTHER INCOME LINE IN THE STATEMENT OF OPERATIONS FORMERLY REFERENCED AS "CONFESSIONAL JUDGMENT" WILL BE REVISED TO BETTER DESCRIBE THE NATURE OF THE TRANSACTION AS "OTHER INCOME FROM LEGAL JUDGMENT" IN OUR AMENDED FILING. IT RELATES TO A JUDGMENT AGAINST A FORMER ATTORNEY WHO RECEIVED PROCEEDS FROM A LEGAL ACTION ON BEHALF OF THE COMPANY. CAN CAL RESOURCES THEN HAD TO HIRE ANOTHER ATTORNEY TO RETRIEVE THE PROCEEDS FROM THE CASE AFTER THE ORIGINAL ATTORNEY EMBEZZLED THE FUNDS FROM THE ORIGINAL LAWSUIT.

Note 8 - Controls and Procedures

4. Please amend your filing to move these disclosures from your footnotes to Item 8A. Controls and Procedures, in accordance with the rules set forth in Form 10-KSB.

      ANSWER: THE HEADING TO THE CONTROLS AND PROCEDURES SECTION OF PART II WILL BE CHANGED TO INDICATE ITS INCLUSION IN ITEM 8A, RATHER THAN AS AN ADDITIONAL FOOTNOTE TO THE FINANCIAL STATEMENTS IN OUR AMENDED FILING.


5. We note your disclosure that you conducted an evaluation of your disclosure controls and procedures at the end of the period covered by your annual report, and that several deficiencies were discovered in your 2006 financial statements. Please address the following points:

         (a) Tell US the nature and cause of each of the deficiencies discovered during the period.

            ANSWER: RESPECTFULLY, WE HAVE REVIEWED THE LANGUAGE IN THE CONTROLS AND PROCEDURES SECTION AND HAVE FOUND THAT THE LANGUAGE IN REFERENCE TO MULTIPLE DEFICIENCIES WAS INCORRECT. THE COMPANY ONLY DISCOVERED ONE DEFICIENCY, THEREFORE WE WILL REVISE THE LANGUAGE IN OUR AMENDMENT TO THE 10-KSB TO REFLECT THAT FACT.

                  THE  NATURE  AND CAUSE, HOWEVER, OF THE DEFICIENCY THAT WAS
            DISCOVERED IS AS FOLLOWS:

                  DURING THE 3RD  QUARTER  OF 2006 THE COMPANY ENTERED INTO A
            TRANSACTION TO PURCHASE AN INTANGIBLE ASSET (MINERAL RIGHTS, OR MORE SPECIFICALLY, THE RIGHTS TO LEASE CERTAIN PARCELS OF LAND FOR MINING PURPOSES) IN EXCHANGE FOR 1,000,000 SHARES OF THE COMPANY'S COMMON STOCK. AT THAT TIME THE COMPANY VALUED THE STOCK IN RELIANCE ON SFAS 123(R) AT THE FAIR MARKET VALUE OF THE STOCK EXCHANGED ($400,000). DURING THE AUDIT PROCESS IN FEBRUARY OF 2007, HOWEVER, IT WAS BROUGHT TO THE COMPANY'S ATTENTION THAT SAB 5(G) GOVERNED NON-MONETARY EXCHANGES OF ASSETS FOR STOCK AND THE COMPANY THEN REVALUED THE TRANSACTION BASED ON THE HISTORICAL COST BASIS OF THE SELLING PARTY'S ASSET, WHICH WAS $18,500. THE CAUSE THEREFORE, WAS THE RELIANCE ON DIFFERING ACCOUNTING
            PRONOUNCEMENTS BETWEEN THE COMPANY'S ACCOUNTING PERSONNEL AND THEIR AUDITORS.

         (b)Tell us when each of the deficiencies in your fiscal 2006 financial statements was discovered.

            ANSWER: THE DEFICIENCY WAS DISCOVERED DURING THE AUDIT PROCESS IN FEBRUARY OF 2007.

         (c)Tell us whether the deficiency relating to the reporting and disclosure of the value of certain mining claims resulted in a restatement of your Form 10-QSB for the period ended September 30, 2006, and if not, why you concluded that a restatement was unnecessary.

            ANSWER: RESPECTFULLY, UPON FURTHER REVIEW THE COMPANY BELIEVES A RESTATEMENT OF THE SEPTEMBER 30, 2006 FORM 10-QSB IS NECESSARY. THE COMPANY IS CURRENTLY IN THE PROCESS OF RESTATING THE FORM 10-QSB AND EXPECTS TO HAVE THE FILING AMENDED UPON CONFIRMATION OF THE COMMISSION'S ACCEPTANCE OF OUR RESPONSES TO THIS LETTER.

         (d) Tell us to which line items of your fiscal 2006 financial statements you made the adjustment of $381,500, to correct the error in the value of certain mining claims.

            ANSWER: THE ADJUSTMENT DID NOT HAVE AN EFFECT ON THE STATEMENT OF OPERATIONS. THE ADJUSTING ENTRY WAS MADE BETWEEN OTHER ASSETS AND ADDITIONAL PAID IN CAPITAL. THE OTHER ASSETS WERE CREDITED FOR $381,500 AND APIC WAS DEBITED FOR THE SAME AMOUNT. THE DISCLOSURE IN ITEM 8A WILL BE REVISED TO STATE AS SUCH IN OUR AMENDED FILING.

         (e) Tell us why you believe none of the deficiencies discovered during the period, alone or in the aggregate, meet the definition of a "material weakness," as defined in PCAOB Auditing Standard No. 2.

            ANSWER: RESPECTFULLY, THE COMPANY DOES NOT BELIEVE THE DISCOVERED DEFICIENCY RISES TO THE LEVEL OF A MATERIAL WEAKNESS DUE TO THE DIFFERING OPINIONS ON THE GOVERNING ACCOUNTING PRONOUNCEMENTS INVOLVING THE TRANSACTION AND THE COMPLEXITIES THEREIN. THE COMPANY FEELS ITS ACCOUNTING STAFF IS COMPLETELY QUALIFIED TO ACCURATELY PRESENT AND DISCLOSE THE COMPANY'S FINANCIAL REPORTING OBLIGATIONS.

6. Please provide us with the name of the certified public accountant you are utilizing to serve in a review capacity, on an ongoing basis, to remediate deficiencies discovered in your disclosure controls and procedures.

      ANSWER: WE HAVE RETAINED ACCUITY FINANCIAL, FORMERLY KNOWN AS OPUS POINTE, TO ASSIST US IN A CONSULTING AND REVIEW CAPACITY. THE FIRM CONSISTS OF THREE INDIVIDUALS, EACH OF WHICH HAS MORE THAN 10 YEARS OF PUBLIC ACCOUNTING EXPERIENCE, A MAJORITY OF WHICH HAS BEEN IN THE ACCOUNTING AND AUDITING OF OTCBB SMALL BUSINESS FILERS. WE WILL AMEND THE REFERENCE IN OUR FILING TO ADDRESS THE RETENTION OF THE FIRM, RATHER THAN AN INDIVIDUAL.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 5

7. You state you evaluated the effectiveness of the company's disclosure controls and procedures in the 90 day period before the filing of your report. Please amend your filing to comply with Item 307 of Regulation S-B, which requires that your evaluation be completed as of the end of the period covered by your report, and disclose the conclusions of your principal executive officers regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by your report.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL REVISE THE FILING TO STATE, "AS OF THE END OF THE PERIOD COVERED BY", RATHER THAN, "IN THE 90 DAY PERIOD BEFORE THE FILING OF". WE HAVE ALSO AMENDED THE REPORT TO INCLUDE THE CONCLUSIONS OF OUR PRINCIPAL OFFICER AS ADVISED BY THE COMMISSION.

8. We note your statement that, subsequent to the date when the disclosure controls and procedures were evaluated, there have not been any significant changes in your disclosure controls or procedures or in other factors that could significantly affect such controls or procedures. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-l5, that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL REVISE THE FILING TO STATE THE FOLLOWING:

      CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

          THERE WERE NO CHANGES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING, AS DEFINED IN RULES 13A-15(F) AND 15D-15(F) UNDER THE
      EXCHANGE ACT, DURING OUR MOST RECENTLY COMPLETED FISCAL QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.


Exhibit 31

9. We note your officer's certification does not conform to the current format required by Item 601(b)(31) of Regulation S-B. Please provide the correctly worded certification in an amendment to your Form 10-QSB.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL REVISE THE FILING TO CONFORM TO THE CURRENT FORMAT REQUIRED BY ITEM 601(B)(31) OF REGULATION S-B.


Engineering Comments

General

10. We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL REVISE THE FILING TO INCLUDE PAGE NUMBERS AND A TABLE OF CONTENTS.


11. Since your website contains disclosure about adjacent or other properties on which you appear to have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

           "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S.
           investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND ARE IN THE PROCESS OF AMENDING OUR WEBSITE TO INCLUDE THE CAUTIONARY LANGUAGE AS SUGGESTED. IT WILL BE CORRECTED PRIOR TO OUR NEXT FILING WITH THE SEC.

Properties

12. We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

      ANSWER: RESPECTFULLY, WE HAVE REVIEWED OUR 10-KSB FILING AND WILL EXPAND ON THE MEANING OF TERMS THAT WERE OF A TECHNICAL NATURE, OR SPECIFIC TO OUR INDUSTRY. WE WILL REPHRASE OUR DISCLOSURES, RATHER THAN INCLUDE A GLOSSARY OF TERMS, AND WILL BE MINDFUL OF THE NEED TO COMMUNICATE OUR DISCLOSURES TO AN AUDIENCE OF AVERAGE INVESTORS IN
      FUTURE FILINGS. REVISIONS WILL BE MADE TO FORM 10-KSB USING THE FOLLOWING EXPLANATIONS OF TERMS:

          3,500,000 TONS SCREENED STOCKPILE. -- TONS OF STOCKPILED SCREENED MATERIAL THAT ORIGINATED FROM THE MOUNTAIN FOLLOWING A CRUSHING PROCESS FOR RAILROAD BALLAST CONDUCTED BY THE RAILWAY COMPANY THAT PREVIOUSLY OWNED THE PROPERTY.

          ASSAYING -- ASSAYING INVOLVES EXAMINATION BY TRIAL TESTS OF THE MATERIAL TO DETERMINE ITS CONTENTS.

          WIKIEUP TONNAGE -- TONNAGE REFERS TO WHAT WAS DONE ON FOUR TONS OF MATERIAL TAKEN FROM PISGAH AND WIKIEUP AND SHIPPED TO ISRAEL.

          FIRE ASSAYS DEFINITION - A FIRE ASSAY INVOLVES TESTING THE ORIGINAL HEAD ORE MATERIAL BY UTILIZING A HIGH TEMPERATURE FURNACE FOR DETERMINATIONS OF RECOVERY OF PRECIOUS METALS.

          LOAD CLAIMS - A LOAD CLAIM CONSISTS OF 20 ACRES PER CLAIM AND IS FILED WITH THE BUREAU OF LAND MANAGEMENT ON FEDERAL LANDS. THIS GRANTS THE MINING COMPANY A RIGHT TO EXPLORE AND TEST THE MATERIAL FOR THE PRESENCE OF PRECIOUS AND BASE METALS.

          NOT AUDITS - ADITS - TYPE OF ENTRANCE TO UNDERGROUND MINE SHAFT

          TRENDS - DIRECTIONAL TRENDS SUCH AS NORTH, SOUTH, EAST AND WEST THAT AN ORE BODY MAY FOLLOW.

          VEIN STRUCTURE - FAULTS AND CRACKS CAUSED BY EARTH SHIFTS. FAULTS FILL UP WITH SILICA FLUIDS AND OTHER MAGMA VOLCANICS AND THEN SOLIDFY LEAVING MINERALS.

          TAILING  PILES  -  DIRT  PILES   LEFT  OVER  FROM  PREVIOUS  MINING
          OPERATIONS

          GRANOIDS AND GENEIS - GEOGRAPHIC EXPLANATIONS FOR SOME TYPES OF ROCK -GRANOIDS AND GENEIS MEANING GRANITE AND ALTERED GRANITE

          DIORITES IS TYPE OF GRANITE, GABBRO IS A MIXTURE OF ROCK WHICH COULD INCLUDE QUARTZ, OR OTHER DIOXIDES; GRANTIC DYKES IS A GRANITE TYPE OF ROCK THAT HAS BEEN PUSHED THROUGH SEDIMENTARY ROCKS CREATING A DYKE.

          POSSESSORY RIGHT -- POSSESSES THE RIGHTS TO THE MINERALS

          MORPHOLOGICALLY YOUNG ALKALI BASALT AND HAWALITE LAVA FLOWS AND CYLINDER - ROCK TYPES CREATED BY VOLCANIC ACTIVITY -- BASSALT IS VOLCANIC ROCK

          SPLATTER CONE - LAVA CREATED BY SPLATTERING OF LAVA INTO CONE CAUSED BY VOLCANIC ACTIVITY.

          BASAL DIAMETER - CIRCUMFERENCE AREA OF BASE OF THE VOLCANIC MATERIAL -- HOW FAR DISPERSED FROM TOP OF CONE.

          BASSALIS TEPHRA - MEANING VOLCANIC MATERIAL AND PARTICLE SIZE - LARGER PIECES TO ASH

          SCORIASCIOUS -  SLAG LIKE STRUCTURE FROM IGNEOUS ROCK

          METALIFEROUS  DEPOSITS   -   THERE   ARE  FINE  METALLIC  PARTICLES
          THROUGHOUT THE DEPOSITS

          LOCALIZED ZONE ALTERATION FROM MIGRATING HYDROTHERMAL FLUIDS -- AREA LOCALLY ALTERED FROM HOT LAVA AND HYDROTHERMAL FLUIDS (VENTING OF HOT WATER OR FLUIDS AT THE SURFACE OF THE GROUND) DUE TO VOLCANIC ACTIVITY

          SERIEITIZED - GREATLY ALTERED SMALL PARTICLES WITHIN THE MATERIAL

          GANGUE - MATERIAL THAT IS CONSIDERED TO HAVE BASE METALS THAT ARE NOT PRECIOUS OR WORTH RECOVERING FOR MARKET VALUE

          TAILINGS PILES - REFER TO #9


13. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedure used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

      As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

         * Disclose only weighed-average analyses associated with a measured length or a substantial volume.

         * Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

         * Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

         * Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

         *  Eliminate statements containing grade and/or sample-width ranges.

         *  Aggregated   sample  values  from  related  locations  should  be
            aggregated based on a weighted average of lengths of the samples.

         * Generally, use tables to improve readability of sample and drilling data.

         * Soil samples may be disclosed as a weighed average value over an area.

         *  Refrain from reporting single soil sample values.

         *  Convert all ppb quantities to ppm quantifies for disclosure.

         * Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL AMEND OUR FILING TO PROVIDE GREATER DETAILS IN OUR DISCLOSURES CONCERNING OUR SAMPLING AND TESTING PROGRAM.


14. It would be helpful to include a small-scale map, showing the location and access to each property, following the guidance in paragraph (b)(2) of Industry Guide 7. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-551-8900. Your maps and drawings should generally have the following features:

         * A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

         * A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

         *  A north arrow.

         *  An  index  map  showing   where  the  property   is  situated  in
            relationship to the state or province, etc., in which it was located.

         * A title of the, map or drawing, and the date on which it was drawn.

         * In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

      Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

      ANSWER: WE ACKNOWLEDGE YOUR COMMENT AND WILL HAVE INCLUDED UPDATED MAPS AND DESCRIPTIONS. PLEASE REFER TO THE ATTACHED EXHIBITS.


15. Please provide additional information about your properties and mineral exploration program, as indicated in the following three sections. Please refer to Industry Guide 7, paragraph (b)(1) through
      (5) for specific guidance or further clarification, which is available on our website at the following address:

         http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

      Disclose the following information, pertaining to your ownership interests and mining claims, for each of your properties:

         * The nature of the company's ownership or interest in the property.

         * A description of all interest in the properties, including the material terms of the agreements under which the land or mineral rights are held. The conditions the must be met to retain your claims or leases, including quantification and timing of all necessary payments should be clear.

         * An indication of whether the mining claims are State or Federal claims.

         * Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

         *  The area of the claims, either in hectares or acres,

      Please disclose the following information, regarding the location, mineralization and equipment and infrastructure associated with each of your properties:

         *  The location and means of access  to  the property, including the
            mode of transportation utilized to   and from the properly.

         * A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

         * A description of equipment, infrastructure, and other facilities, with details as to modernization and the physical condition of the plant and equipment, including subsurface improvements.

         * The source of power and water that can be utilized at the property.

         * If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploration in nature.

      Please expand your disclosure concerning your exploration plans for the properties to address the following points.

         * Disclose a brief geological justification for each of the exploration projects written in non-technical language. If there are no current detailed plans to conduct exploration on the property, disclose this prominently,

         * Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect. If there is a phased program planned, briefly outline all phases.

         * Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

         *  Describe the current   state  of  exploration  of  the  property,
            including a description of any work completed on the property and its present condition.

         * Disclose how the exploration program will be funded, and indicate the total costs incurred to date and all planned future costs.


      ANSWER: RESPECTFULLY, WE HAVE REVIEWED OUR 2006 FORM 10-KSB ITEM I AND BELIEVE THAT ALL OF THE NECESSARY DISCLOSURES ARE INCLUDED WITHIN SECTION (B) (1), THEREFORE NO ADDITIONAL DISCLOSURES ARE NECESSARY.